Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

August 30, 2024

U.S. Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attention: Cheryl Brown and Liz Packebusch

Re:	Jet.AI Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 20, 2024
File No. 333-279385

Dear Ms. Brown and Ms. Packebusch:

This response letter (this “Response”) is submitted on behalf of Jet.AI Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated July 8, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on June 20, 2024. The Company is concurrently submitting a second amendment to the Registration Statement (“Amendment No. 2”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 2.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 1 to Registration Statement on Form S-1 filed June 20, 2024

General

1.	We note you are attempting to register the Filing Default Shares and Effectiveness Default Shares for resale. However, it is not clear from your disclosure or the Registration Rights Agreement at Exhibit 10.32 that such shares have been issued and are outstanding or deemed to be outstanding. Please revise your prospectus to clarify whether all of the securities to be registered for resale are outstanding. If they are not outstanding, or deemed to be outstanding, provide your basis for registering the resale of such securities at this time.

Response: In Amendment No. 2 the Company removed the “Filing Default Shares” from the Registration Statement because the Company filed the Registration Statement by the Filing Deadline and is not obligated to issue the “Filing Default Shares.” The Company respectfully advises the Staff that, because the Registration Statement was not declared effective by the Effectiveness Deadline, the Company is obligated to pay the Selling Stockholder the Effectiveness Fee, in cash or Effectiveness Shares, at the option of the Company. The Company has elected to issue the Effectiveness Shares in lieu of a cash payment and such shares will be issued to the Selling Stockholder on or about September 3, 2024. Thus, the Effectiveness Shares are deemed to be outstanding by the Company.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 30, 2024

2.	We note that the issuance of the 11,750,000 shares of Common Stock underlying the Series B Preferred Stock and the Ionic Warrant is subject to stockholder approval. Please confirm your understanding that we will not be in a position to declare your registration statement effective until we have completed our review of your related proxy statement on Schedule 14A, filed April 22, 2024, File No. 001-40725, and until you have received the requisite stockholder approval.

Response: The Company respectfully advises the Staff that the review of the proxy statement has been completed and that the Company filed the definitive proxy statement with the SEC on August 5, 2024 (the “Proxy Statement”). The Company’s 2024 annual stockholder meeting is scheduled for September 24, 2024 (the “Meeting”). One of the proposals being submitted to the stockholders at the Meeting relates to the Selling Stockholder Transaction, however, the Company is not obligated to seek, and is not seeking, stockholder approval for the Selling Stockholder Transaction as a whole nor is it seeking stockholder approval before it may issue any portion of the 11,750,000 shares of Common Stock underlying the shares of Series B Preferred Stock and the Warrant identified in the Registration Statement. Instead, under the Securities Purchase Agreement between the Company and the Selling Stockholder dated March 28, 2024, the Company is obligated to seek stockholder approval with respect to certain matters required by the Nasdaq rules. In addition, the Certificate of Designations of the Series B Preferred Stock prohibits the Company from issuing shares of Common Stock upon the conversion of shares of Series B Preferred Stock in an amount exceeding 19.99% of the total number of shares of Common Stock outstanding on March 28, 2024 (the “Exchange Limitation”), unless the Company elects to seek and actually receives stockholder approval for such issuances.

The applicable proposal described in the Proxy Statement, which is being submitted to the stockholders for approval, relates to the removal of the Exchange Limitation in compliance with the governing documents for the Selling Stockholder Transaction and the Series B Preferred Stock and Nasdaq rules. Nothing in these governing documents or the Nasdaq rules currently prohibit the Selling Stockholder from being issued shares of Common Stock upon conversions of the Series B Preferred Stock in an amount equal to up to 19.99% of the Company’s issued and outstanding Common Stock as of March 28, 2024. Under the Securities Purchase Agreement, the Company became obligated to issue to the Selling Stockholder all of the securities identified in that agreement and related transaction documents (including all of the shares of Common Stock being registered under the Registration Statement), however, only unless and until stockholder approval is obtained to remove the Exchange Limitation, the Company cannot issue to the Selling Stockholder an aggregate number of shares of Common Stock upon one or more conversions of the Series B Preferred Stock in an amount in excess of the Exchange Limitation. Proposal 4 in the Proxy Statement, as described in pages 39 through 41 of the Proxy Statement, describes the proposal and the reasons it is being submitted to the stockholders for approval as being to remove the “Exchange Limitation,” and not for the Selling Stockholder Transaction as a whole and not as a condition to any shares of Common Stock being issued to the Selling Stockholder upon conversions of shares of Series B Preferred Stock or otherwise. For example, page 41 of the Proxy Statement provides:

Because the conversion price for the shares of common stock issuable upon conversion of the Series B Preferred Stock may be less than the Minimum Price as of the date of the Securities Purchase Agreement, and the conversion of the Series B Preferred Stock may result in the issuance of common stock in excess of 19.99% of our outstanding shares of common stock at less than such Minimum Price and could potentially result in a change of control, we are seeking stockholder approval to remove the Exchange Limitation pursuant to Nasdaq Listing Rule 5635(d) and Nasdaq Listing Rule 5635(b)1.

The sole limitation on the issuance of shares of Common Stock upon conversions of the Series B Preferred Stock in an amount in excess of the 19.99% Exchange Limitation is the Company obtaining approval at the stockholders at the Meeting. Therefore, the Registration Statement for the registration of all 11,750,000 shares of Common Stock can be declared effective prior to the Meeting, and prior to stockholder approval of Proposal 4 as described in the Proxy Statement. Assuming the Registration Statement is declared effective prior to September 24, 2024, the Exchange Limitation would remain in effect until stockholder approval is received, however, in accordance with the terms of the governing documents for the Selling Stockholder Transition, the Selling Stockholder could exercise the Warrant and convert shares of Series B Preferred Stock into shares of Common Stock in a total amount up to the Exchange Limitation.

* * *

1 Although reference was made to Nasdaq Listing Rule 5635(b) in the Proxy Statement the Company does not believe the Selling Stockholder Transaction did, or could be deemed to, constitute a “change of control” as that term is used in the Nasdaq Rules. The Selling Stockholder does exercise control over the Company. Moreover, the transaction documents for the Selling Stockholder Transaction prohibit the Company from effecting any conversion of shares of Series B Preferred Stock, and the Selling Stockholder does not have the right to convert any of its shares of Series B Preferred Stock, and any such conversion would be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Selling Stockholder (together with its affiliated parties) collectively would beneficially own in excess of 4.99% of the shares of the Common Stock outstanding immediately after giving effect to such conversion. This beneficial ownership limitation, subject to certain conditions, could be adjusted to up to 9.99% upon 61 days prior written notice by the Selling Stockholder.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 30, 2024

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.